Aon plc

8 Devonshire Square

London, England EC2M 4PL

+44 20 7623 5500

Aon Corporation

200 East Randolph Street

Chicago, Illinois 60601

United States of America

(312) 381-1000

VIA EDGAR

Mr. Johnny Gharib
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 12, 2013

Re:                             Aon plc and Aon Corporation (the “Registrants”)

Registration Statement on Form S-4
File No. 333-187637 (the “Registration Statement”)

Dear Mr. Gharib,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby request that the effective date for the Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:30 a.m., New York City time, on Monday, April 15, 2013, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrants hereby acknowledge that:

1.              should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.              the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aon plc

By:		/s/ Paul Hagy
	Name:	Paul Hagy
	Title:	Vice President and Treasurer

Aon Corporation

By:		/s/ Ram Padmanabhan
	Name:	Ram Padmanabhan
	Title:	Vice President, Chief Counsel – Corporate and Corporate Secretary